[Letterhead of Eilenberg & Krause LLP]

                                                                  April 21, 2005


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Attention:  Mr. Daniel Gordon, Branch Chief
            Mr. Martin James, Senior Assistant Chief Accountant
            Mr. Tom Dyer, Staff Accountant

            Re: Life Medical Sciences, Inc.
                Form 10-KSB for the year ended December 31, 2004
                File No. 000-20580
                ------------------------------------------------

Gentlemen:

      We are counsel to the above-referenced registrant (the "Company"). Set forth below are the Company's responses to the comments contained in the letter from the Staff dated April 19, 2005 (the "Staff Letter"). By letter dated April 15, 2005, we responded to the Staff's initial comments transmitted by letter dated March 24, 2005. For your convenience, the captions and numbers of the responses correspond to the captions and numbers of the comments contained in the Staff Letter.

      Contemporaneous with this letter, the Company is transmitting for filing an amendment to its annual report on Form 10-KSB for the year ended December 31, 2004 (the "Amendment"). The Amendment reflects the revised disclosure described herein as well as in our prior letter to the Staff.

      Form 10-KSB for the Fiscal Year Ended December 31, 2004

      Exhibit 31.1

      1. In accordance with the Staff's comment, the Section 302 certification included in the Amendment has been revised to comply with the text of the certification set forth in Item 601(b)(31) of Regulation S-B. The sixth paragraph in the form of certification included in the form submitted with our prior letter to the Staff has been deleted.

      Response Letter Filed April 15, 2005

2. On behalf of the Company, and with the Company's express consent, we acknowledge that:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact the undersigned at (212) 986-9700 should you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

                                                     Very truly yours,

                                                     s/Keith Moskowitz
                                                     Keith Moskowitz

cc:  Robert Hickey, CEO
     Life Medical Sciences, Inc.

     Michael Gawley, CPA
     Eisner LLP